                                                       File No. 812 - __________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

      APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE
                         INVESTMENT COMPANY ACT OF 1940
         EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS
      2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER

                                   ----------

                       RIVERSOURCE LIFE INSURANCE COMPANY
                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                   RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
               RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                       and

                         RIVERSOURCE DISTRIBUTORS, INC.

                                   ----------

             Please send all communications, notices and orders to:

                                Rodney J. Vessels
                        Vice President and Group Counsel
                           Ameriprise Financial, Inc.
                        50607 Ameriprise Financial Center
                              Minneapolis, MN 55474
                                 (612) 671-2237

                                   ----------

                             Dated: October 8, 2010

                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

                                In the Matter of

                       RIVERSOURCE LIFE INSURANCE COMPANY
                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT

                   RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
               RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2

                                       and

                         RIVERSOURCE DISTRIBUTORS, INC.

                        50607 Ameriprise Financial Center
                              Minneapolis, MN 55474

                         Investment Company Act of 1940

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS 2(A)(32), 22(C) AND 27(I)(2)(A) OF THE ACT, AND RULE 22C-1 THEREUNDER

     RiverSource Life Insurance Company (formerly IDS Life Insurance Company) ("RiverSource Life") and RiverSource Life Insurance Co. of New York (formerly IDS Life Insurance Company of New York) ("RiverSource Life of NY"), (each, an "Insurance Company" and collectively, "Insurance Companies"), RiverSource Distributors, Inc. ("RiverSource Distributors"), RiverSource Life Variable Account (formerly American Enterprise Life Variable Account) ("RiverSource Life Account ") and RiverSource of New York Variable Annuity Account 2 (formerly ACL Variable Account 2) ("RiverSource of New York Account 2"), (each, an "Account" and collectively, "Accounts") (collectively, "Applicants")(1) hereby apply for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the 1940 Act, and Rule 22c-1 thereunder, to the extent necessary to permit recapture or reversal of purchase payment credits applied with respect to: (1) the RiverSource Retirement Select Variable Annuity to be issued by RiverSource Life and RiverSource Life of NY (the "Current Contract"), (2) contracts that are substantially similar in all material respects to the Current Contract that the Insurance Companies may issue in the future (the "Future Contracts") (the Current Contract and Future Contracts referred to collectively as the "Contracts"), (3) any other separate account of the Insurance Companies currently existing or established in the future by the Insurance Companies ("Future Accounts"). Applicants also request that the order being sought extend to any other Financial Industry Regulatory Authority ("FINRA") member broker-dealer controlling or controlled by, or under common control with the Insurance Companies, whether existing or created in the future, that serves as distributor or principal underwriter of the Contracts offered through the Accounts or any Future Account (collectively, the "Affiliated Broker-Dealers"), and any successors in interest to Applicants.(2)

----------
(1) Effective Dec. 31, 2006, American Enterprise Life Insurance Company and American Partners Life Insurance Company merged into their parent, IDS Life Insurance Company (IDS Life). At the time of the merger, IDS Life was renamed RiverSource Life Insurance Company (RiverSource Life). The merger and renaming did not affect the terms of, or the rights and obligations under the contract, other than to reflect the change to the company that guarantees the contract benefits from American Enterprise Life to RiverSource Life. Also, effective Dec. 31, 2006, American Centurion Life Assurance Company (American Centurion Life) merged into its affiliate, IDS Life Insurance Company of New York (IDS Life of New York). Upon the merger, IDS Life of New York, the surviving company, assumed legal ownership of all of the assets of American Centurion Life, including the variable account, and became directly liable for American Centurion Life's liabilities and obligations, including those with respect to the contract and variable account. At the time of the merger, IDS Life of New York was renamed RiverSource Life Insurance Co. of New York (RiverSource Life of NY). Effective Jan. 2, 2007, the names of the contracts and policies and of the variable accounts are changed to reflect the RiverSource brand.

(2) Successors in interest is defined as any entity or entities that result from a reorganization, a merger, a change in control or a change in the type of business organization.

     Insurance Companies intend to return the contract value less the full amount of the purchase payment credits when the Contract owner exercises the right to return the Contract under the free look provision of the Contract and to recapture all or portion of purchase payment credits from the Contract: (1) upon a full or partial surrender from the Contract within the Recapture Period except for those taken under the Contract's waiver of surrender provisions; and
(2) on the annuitization start date if within the Recapture Period.

                              I. STATEMENT OF FACTS

A. PREVIOUS EXEMPTIVE RELIEF

     The Applicants have previously received orders for exemptive relief to permit, with respect to an earlier generation of contracts (the "Prior Contracts") the recapture of purchase payment credits.(3)

     Those orders encompassed relief for future contracts substantially similar to the Prior Contracts. The circumstances under which the Insurance Companies will recapture or reverse the purchase payment credits in the Current Contract are different from those contemplated in the previous applications covering the prior Contracts. Applicants assert that the Current Contract differs from the Prior Contracts in the following respects: (1) The purchase payment credit is an optional feature that can be selected for an additional charge for a certain period of time (currently 9 contract years)which was not offered in the Prior Contracts; (2) The Current

----------
(3) IDS Life Insurance Company, et al., Investment Company Act Release No. 24257 (Jan. 19, 2000) (File No. 812-11818). IDS Life Insurance Company, et al., Investment Company Act Release No. 26354 (Feb. 20, 2004) (File No. 812-13022). IDS Life Insurance Company, et al., Investment Company Act Release No. 27510 (Oct. 4, 2006) (File No. 812-13293).

Contract offers the 4-year surrender charge option as an optional feature, that can be added to the contract for an additional charge for the certain period of time (currently 4 contract years) which was not offered in the Prior Contracts;
(3) The Current Contract offers an enhanced version of the optional guaranteed lifetime withdrawal rider - SecureSource Stages 2 rider and SecureSource Stages NY rider (for the contracts issued by the RiverSource Life of NY), which was not contemplated in the Prior Contracts; and (4) The circumstances under which Insurance Companies will recapture or reverse the purchase payment credits are different than contemplated in previous applications. Because the Applicants believe the Commission may view these differences as material, the Applicants are seeking an additional order as set forth in this Application.

B. APPLICANTS

1. THE INSURANCE COMPANIES

     RiverSource Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota. It conducts a conventional life insurance business and is licensed to do business in 49 states, the District of Columbia and American Samoa. It is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. RiverSource proposes to issue the Current Contract.

     RiverSource Life of NY is a stock life insurance company organized in 1972 under the laws of the State of New York. It conducts a conventional life insurance business in the state of New York. It is located at 20 Madison Avenue Extension, Albany, NY 12203. RiverSource Life of

NY is a wholly owned subsidiary of RiverSource Life which is a wholly-owned subsidiary of Ameriprise Financial, Inc. RiverSource Life of NY proposes to issue the Current Contract.

2. THE ACCOUNTS

     The RiverSource Life Account was established on July 15, 1987 pursuant to authority granted under a resolution of RiverSource Life's Board of Directors. RiverSource Life will be the issuer of the Current Contract funded through the RiverSource Life Account(4). RiverSource Life may in the future issue Future Contracts through the RiverSource Life Account or through Future Accounts. The RiverSource Life Account will fund the variable benefits available under the Current Contract issued by RiverSource Life. The RiverSource Life Account is a segregated asset account of RiverSource Life. The RiverSource Life Account and its component subaccounts are registered together with the Commission as a single unit investment trust under the 1940 Act. (5)

     The RiverSource of New York Account 2 was established on Oct. 12, 1995 pursuant to authority granted under a resolution of RiverSource Life of NY's Board of Directors. RiverSource Life of NY will be the issuer of Current Contract funded through the RiverSource of New York Account 2(6). RiverSource Life of NY may in the future issue Future Contracts through the RiverSource of New York Account 2 or through Future Accounts. The RiverSource of New York

----------
(4) The RiverSource Life and the RiverSource Life Account will file an Initial Registration Statement on Form N-4 under the 1933 Act related to the Current Contract to be issued through RiverSource Life.

(5) The RiverSource Life Account (formerly IDS Life Account) filed a Form N-8A Notification of Registration (File No. 811-07355) under the 1940 Act on September 6, 1995. Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate such Form N-8A filing by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

(6) The RiverSource Life of NY and the RiverSource of new York Account 2 will file an Initial Registration Statement on Form N-4 under the 1933 Act related to the Current Contract to be issued through RiverSource Life of NY..

Account 2 is a segregated asset account of RiverSource Life of NY. The RiverSource of New York Account 2 and its component subaccounts are registered together with the Commission as a single unit investment trust under the 1940 Act. (7)

     The Insurance Companies may issue the Current Contract through the Accounts. The Insurance Companies also may issue Future Contracts through Future Accounts. That portion of the respective assets of the Accounts that is equal to the reserves and other Current Contract liabilities with respect to the Accounts is not chargeable with liabilities arising out of any other business of the Insurance Companies. Any income, gains or losses, realized or unrealized, from assets allocated to the Accounts are, in accordance with the Current Contract of the respective Accounts, credited to or charged against the Accounts, without regard to other income, gains or losses of the Insurance Companies. The same will be true of any Future Accounts of the Insurance Companies.

3. RIVERSOURCE DISTRIBUTORS, INC.

     RiverSource Distributors serves as the principal underwriter and general distributor of the Current Contract and, may serve as the principal underwriter and general distributor of any Future Contracts issued by the Insurance Companies and funded through the Accounts or any Future Accounts.

     RiverSource Distributors is a wholly owned subsidiary of Ameriprise Financial, Inc. It is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the FINRA. RiverSource Distributors enters into selling

----------
(7) The RiverSource of New York Account 2 (formerly ACL Variable Account 2) filed a Form N-8A Notification of Registration (File No. 811-07355) under the 1940 Act on Jan. 30, 1996. Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate such Form N-8A filing by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

agreements with affiliated and unaffiliated broker-dealers. The Current Contract will be sold, by licensed insurance agents who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of the FINRA.

C. THE CURRENT CONTRACT

1. GENERALLY

     The Current Contract is an individual flexible premium deferred variable annuity contract that may be issued as a non-qualified annuity for after tax contributions only, or as a qualified annuity under the following retirement plans: (i) Individual Retirement Annuities ("IRAs"), (ii) Roth IRAs, including inherited Roth IRAs, (iii) Simplified Employee Pension ("SEP") plans, (iv) custodial and trusteed pension and profit sharing plans, or (v) Tax-Sheltered Annuities ("TSAs"). The Current Contract can be purchased with a minimum initial payment of $10,000. A Guarantee Period Account (not available for the Contract issued by RiverSource Life of NY) requires a minimum initial payment of $1,000. An owner may make additional payments, subsequent to the initial payment (initial payments and subsequent additional payments are collectively referred to herein as "Purchase Payments"). Maximum limitations on Purchase Payments are imposed for the first year and subsequent years, depending on the age of the owner. Subsequent additional Purchase Payments require a minimum of $50 for scheduled investment plan payments and $100 for non- scheduled investment plan payments. The maximum total Purchase Payments is $1,000,000 (without prior approval). Certain limitations apply to additional Purchase Payments for contracts with living benefit riders and the 4-year surrender charge option, as fully described in the prospectus. In general, the Current Contract offers all of the features typically found in variable annuity contracts today.

2. INVESTMENT OPTIONS

     Owners of the Current Contract may allocate their Purchase Payments among a number of subaccounts. The subaccounts are referred to as "Investment Funds." Each Investment Fund will invest in shares of a corresponding portfolio ("Portfolio") of AllianceBernstein Variable Products Series Fund ("AllianceBernstein VPS"), American Century Variable Portfolios, Inc. ("American Century VP"), Columbia Funds Variable Insurance Trust ("Columbia VIT"), Credit Suisse Trust ("Credit Suisse"), Dreyfus Variable Investment Fund ("Dreyfus VIF"), Eaton Vance Variable Trust ("Eaton Vance VY"), Fidelity Variable Insurance Products Funds (Service Class 2) ("Fidelity VIP Funds"), Franklin Templeton Variable Insurance Products Trust (Class 2) ("Franklin Templeton VIP Trust"), Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT"), Invesco Variable Insurance ("Invesco VI"), Janus Aspen Series: Service Shares ("Janus Aspen"), Legg Masson Variable Portfolios I, Inc. ("Legg Mason VP"), MFS Variable Insurance Trust - Service Class ("MFS VIT"), Oppenheimer Variable Account Funds, Service Shares ("Oppenheimer VAF"), PIMCO Variable Investment Trust ("PIMCO VIT"), RiverSource Variable Series Trust funds ("RiverSource Funds") and Wagner Advisors Trust ("Wanger"). Insurance Companies, at a later date, may decide to create additional Investment Fund(s) to invest in any additional Portfolio(s) as may now or in the future be available. Insurance Companies, from time to time, also may combine or eliminate Investment Funds.

     Owners of the Current Contract may also allocate their Purchase Payments on a fixed basis through allocations to one of the fixed accounts, including the regular fixed account and the Special DCA fixed account, under which Insurance Companies credit guaranteed interest rates for various periods. The regular fixed account is not available if the Portfolio Navigator program is in effect. For contracts with the purchase payment credit feature, the regular fixed account or Special DCA fixed account are not available until the 9th contract anniversary. For contracts with the 4-year surrender charge option, the regular fixed account is not available until the 4th contract anniversary and will only be available for transfers thereafter unless we allow additional purchase payments. For contracts with the 4-year surrender charge option, the Special DCA fixed account is not available until the 4th contract anniversary and will only be available thereafter if we allow additional purchase payments. However, if the spouse continues the contract with the 4-year surrender charge schedule option or purchase payment credit feature as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, these restrictions do not apply.

     The Current Contract issued by RiverSource Life also offers a Guaranteed Period Account that involves a market value adjustment ("MVA"). Purchase Payments allocated to Guaranteed Period Accounts are held in a "nonunitized" separate account established under Indiana law. The assets in the Guaranteed Period Account will not be charged with the liabilities of any other separate account or of RiverSource Life's general business. Each Guarantee Period will provide a guarantee of the Purchase Payment allocated thereto and an interest rate that is declared at the time of the allocation. An upward or downward adjustment, or MVA, will be applied to a Guaranteed Period Account upon a withdrawal, transfer or annuitization prior to the end of the Guarantee Period. For contracts with the purchase payment credit feature, the Guaranteed Period Account is not available until the 9th contract anniversary. For contracts with the 4-year surrender charge option, the Guaranteed Period Account is not available until the 4th contract anniversary. However, if the spouse continues the contract with the 4-year surrender charge schedule option or purchase payment credit feature as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, these restrictions do not apply. RiverSource Life of NY does not currently offer a Guaranteed Period Account.

     Contract owner may make transfers of contract value among the accounts without charge at any time until the annuitization start date, and once per contract year among the subaccounts after the annuitization start date. Certain restrictions apply to transfers involving the Guaranteed Period Accounts and the regular fixed account. Transfer of contract value to or from the Special DCA fixed account is not allowed, as part of automated monthly transfers.

3. DEDUCTIONS AND CHARGES

     The Current Contract assesses the following charges:

          I. MORTALITY AND EXPENSE RISK FEE

     The mortality and expense risk fee is based on the death benefit guarantee and on the optional feature in effect. The table below shows the combinations available and their cost:

CONTRACTS WITHOUT OPTIONAL PURCHASE PAYMENT CREDIT FEATURE OR THE 4-YEAR SURRENDER CHARGE OPTION

                                  MORTALITY AND
                                EXPENSE RISK FEE
                                ----------------
CV Death Benefit                      1.05%
ROPP Death Benefit                    1.05
MAV Death Benefit                     1.30
5% Accumulation Death Benefit         1.45
Enhanced Death Benefit                1.50

CONTRACTS WITH PURCHASE PAYMENT CREDIT FEATURE

                                PURCHASE PAYMENT     MORTALITY AND
                                   CREDIT FEE*     EXPENSE RISK FEE
                                ----------------   ----------------
CV Death Benefit                      0.60%              1.65%
ROPP Death Benefit                    0.60               1.65
MAV Death Benefit                     0.60               1.90
5% Accumulation Death Benefit         0.60               2.05
Enhanced Death Benefit                0.60               2.10

* Applicable until the earliest of: 1) the 9th Contract anniversary, or 2) the Annuitization start date, or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

CONTRACTS WITH THE 4-YEAR SURRENDER CHARGE OPTION

                                     4-YEAR
                                SURRENDER CHARGE     MORTALITY AND
                                  OPTION FEE**     EXPENSE RISK FEE
                                ----------------   ----------------
CV Death Benefit                      0.50%              1.55%
ROPP Death Benefit                    0.50               1.55
MAV Death Benefit                     0.50               1.80
5% Accumulation Death Benefit         0.50               1.95
Enhanced Death Benefit                0.50               2.00

** Applicable until the earliest of: 1) the 4th Contract Anniversary, or 2) the Annuitization start date, or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

          II. CONTRACT ADMINISTRATIVE CHARGE

     The contract administrative charge is assessed annually in the amount of $40 and it is waived when contract value is $50,000 or more on the contract anniversary. This charge can be increased after the first contract anniversary to a maximum of $50. For Future Contracts, the charge may be lower.

          III. VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

     The variable account administrative charge is applied to the subaccounts and it totals 0.15% of the average daily net assets on an annual basis.

          IV. CONTINGENT DEFERRED SALES CHARGE ("CDSC") CHARGE

     The CDSC charge is assessed upon certain surrenders of contract value as described below. The CDSC schedule is as follows:

BASE CONTRACT SURRENDER CHARGE
(Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH         TO EACH
 PURCHASE PAYMENT    PURCHASE PAYMENT
-----------------   ------------------
        0                   8%
        1                   8
        2                   7
        3                   7
        4                   6
        5                   5
        6                   3
        7+                  0

SURRENDER CHARGE FOR CONTRACTS WITH PURCHASE PAYMENT CREDIT FEATURE (Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH         TO EACH
 PURCHASE PAYMENT    PURCHASE PAYMENT
-----------------   ------------------
        0                  7.5%
        1                  7.5
        2                  7.5
        3                    7
        4                    6
        5                    5
        6                    4
        7                    3
        8                    2
        9+                   0

SURRENDER CHARGE FOR CONTRACTS WITH THE 4-YEAR SURRENDER CHARGE OPTION (Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH         TO EACH
 PURCHASE PAYMENT    PURCHASE PAYMENT
-----------------   ------------------
        0                   8%
        1                   8
        2                   7
        3                   6
        4+                  0

     The Current Contract permits a certain amount of CDSC - free surrenders each year (total free amount ("FA")). The FA varies depending on whether the contract includes the SecureSource Stages 2 rider or SecureSource Stages NY rider. For contracts without SecureSource Stages 2 rider or SecureSource Stages NY rider, the FA is the greater of : (i) 10% of the contract value on the prior contract anniversary, less any prior surrenders taken in the current contract year; or (ii) current contract earnings. During the first contract year, the FA is the greater of: (i) 10% of all purchase payments and any purchase payment credits applied prior to the surrender request, less any amounts surrendered prior to the surrender request that represent the FA; or (ii) current contract earnings. For contracts with SecureSource Stages 2 rider or SecureSource Stages NY rider, the FA is the greatest of: (i) 10% of the contract value on the prior contract anniversary, less any prior surrender taken in the current contract year; (ii) current contract earnings; or (iii) the Remaining Annual Lifetime Payment. During the first contract year, the FA is the greatest of: (i) 10% of all purchase payments and purchase payment credits applied prior to the surrender request, less any amounts surrendered prior to the surrender request that represent the FA; (ii) current contract earnings; or (iii) the Remaining Annual Lifetime Payment.

     In addition, no CDSC is assessed for: (i) required minimum distributions from a qualified annuity to the extent that they exceed the free amount, subject to limitations; (ii) amounts applied to an annuity payment plan (EXCEPTION: If annuity payout Plan E is selected, and the owner chooses later to surrender the value of the remaining annuity payments, a surrender charge will be assessed.);
(iii) on amounts refunded during the free look period; and (iv) on death benefits. Finally, the Current Contract includes a Hospital/Nursing Home and Disability/Terminal Illness Waiver that allows a contract owner to surrender contract value free of CDSC if, under certain circumstances, the contract owner is confined to a hospital or nursing home, or if the Contract owner is disabled with a medical condition and diagnosed in the second or later contract years with reasonable medical certainty that the disability will result in death within 12 months or less from the date of the diagnosis.

To the extent permitted by state law, the nursing home confinement Contingent Event applies when the owner is under age 76 on the contract issue date. The Insurance Companies waive surrender charges that normally are assessed upon a full or partial surrender if the owner provides satisfactory proof that, as of the date of the surrender request, the owner is confined to a nursing home or hospital and has been for the prior 60 days or confinement began within 30 days following a 60 days confinement period. With respect to the terminal illness Contingent Event, the Insurance Companies would waive surrender charges that normally are assessed upon a full or partial surrender if the owner is diagnosed, in the second or later contract years, as disabled with a medical condition that with reasonable medical certainty will result in death within twelve months or less from the date of a licensed physician's statement. The owner must provide a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

4. DEATH BENEFITS

     The basic death benefit available under the Current Contract at contract issue is the Return of Purchase Payments (ROPP) Death Benefit. The ROPP Death Benefit provision states that if the owner dies before the annuitization start date while the contract is in force, the death benefit will be the greatest of:
(i) the contract value after any rider charges have been deducted, (ii) the ROPP Value (the total Purchase Payments and any purchase payment credits adjusted for withdrawals), or (iii) the Full Surrender Value (the contract value immediately prior to payment of the death claim less: (i) any surrender charge, (ii) pro rata rider charges, (iii) the contract charge, (iv) any purchase payment credit recapture amounts, and (v) plus any positive or negative market value adjustment.). The mortality and risk fee for the ROPP Death Benefit is 1.05% of average daily subaccount value.

     Upon spousal continuation and ownership change, if a surviving spouse who elects to continue the contract or any owner is over age 85 and therefore cannot qualify for the ROPP death benefit, he or she will be eligible for the Contract Value Death Benefit (CV Death Benefit). Under this benefit, the beneficiary will get the greater of: the Full Surrender Value or the contract value after any rider charges have been deducted. The mortality and risk fee for the CV death benefit is 1.05% of average daily subaccount value.

After the covered life change(8), for a spouse who continues the contract and is age 85 or younger, the ROPP value will be reset to the contract value on the date of the continuation after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). If the spouse who continues the contract is age 86 or older, the ROPP Death Benefit will no longer apply and he or she will be eligible for the CV Death Benefit.

     In addition to the ROPP Death Benefit, contract owners who are age 79 or younger at contract issue may also select, for an additional charge, the following optional death benefits (only the MAV Death Benefit is currently available with the RiverSource Life of NY Contract):

          (I) MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT (MAV DEATH BENEFIT)

     The MAV Death Benefit provides that if the owner dies while the contract is in force and before the annuitization start date, the death benefit will be the greatest of the following specified amounts: (i) contract value after any rider charges have been deducted, (ii) the ROPP value, (iii) the MAV, or (iv) the Full Surrender Value. The mortality and risk fee for the MAV Death Benefit is 1.30% of average daily subaccount value. The MAV equals the ROPP value prior to the first contract anniversary. Every contract anniversary prior to the earlier of owner's 81st birthday or owner's death, the Insurance Companies compare the MAV to the current contract value and reset the MAV to the higher amount. The MAV is increased by any additional purchase payments and any

----------
(8) Covered life change is either continuation of the contract by a spouse under the spousal continuation provision, or an ownership change where any owner after the ownership change was not an owner prior to the change.

purchase payment credits and reduced by adjusted partial surrenders.

     After a covered life change for a spouse who continues the contract and is age 79 or younger and continues the contract, the MAV will be reset to the contract value on the date of the continuation after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.

     After a covered life change other than for a spouse who continues the contract, if all owners are under age 80, the MAV will be reset on the valuation date to the lesser of these two values:(a) the contract value after any rider charges have been deducted, or (b) the MAV on that date, but prior to the reset. Upon spousal continuation the death benefit available for the spouse's beneficiaries depends on their age. If the spouse was age 79 or younger at the time of the change, he or she will continue to be eligible for the MAV. If the spouse is over age 79, but younger than age 86, he or she will be eligible for the ROPP Death Benefit. If the spouse is age 86 or older, he or she will be eligible for the CV Death Benefit. The death benefit may also change due to change of ownership and the death benefit available depends on the age of any owner. If all owners are age 79 or younger, the MAV will continue. If any owner is over age 79, but younger than age 86, the ROPP Death Benefit will apply. If any owner is older than age 85 immediately following the ownership change, the MAV will terminate and the CV death benefit will apply.

          (II) 5% ACCUMULATION DEATH BENEFIT

     The 5% Accumulation Death Benefit provides that if the owner dies while the contract is in force and before the annuitization start date, the death benefit will be the greatest of the following specified amounts: (i) contract value after any rider charges have been deducted, (ii) the ROPP value, (iii) the 5% accumulation death benefit floor (the sum of the value in the fixed accounts plus the accumulated purchase payments and any purchase payment credits allocated to the subaccounts plus 5%), or (iv) the Full Surrender Value. The mortality and risk fee for the 5% Accumulation Death Benefit is 1.45% of average daily subaccount value.

     After a covered life change for a spouse who continues the contract, variable account floor and Protected Account Base ((PAB) (amounts representing purchase payments, not previously surrendered or transferred, that are in the Protected Accounts (currently, subaccounts and the special DCA fixed account)) are reset to the contract value in the Protected Accounts on the date of continuation. Excluded Account Base (EAB) (purchase payments not previously surrendered or transferred, that are in the Excluded Accounts (currently, regular fixed account and Gurantee Period account) is reset to the contract value in the Excluded Accounts on the date of continuation. The contract value is after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value).

After a covered life change other than for a spouse who continues the contract, variable account floor (PAB increased on contract anniversaries prior to the earlier of the owner's 81st birthday or owner's death) PAB and EAB are reset on the valuation date we receive your written request for the covered life change if all owners are eligible for the 5% Accumulation Death Benefit.

     Upon spousal continuation, if the spouse chooses to continue the contract, the death benefit available for the spouse's beneficiaries depends on the spouse's age. If the spouse was age 79 or younger when the contract was continued, he or she will continue to be eligible for the 5% Accumulation Death Benefit. If the spouse is over age 79, but younger than age 86 when the contract was continued, he or she will be eligible for the ROPP Death Benefit. If the spouse is age 86 or older when the contract was continued, he or she will be eligible for the CV Death Benefit.

     The death benefit may also change due to change of ownership and the death benefit available depends on the age of any owner. If all owners are age 79 or younger, the 5% Accumulation Death Benefit will continue. If any owner is over age 79, but younger than age 86, the ROPP Death Benefit will apply. If any owner is older than age 85 immediately following the ownership change, the 5% Accumulation Death Benefit will terminate and the CV death benefit will apply.

          (III) ENHANCED DEATH BENEFIT

     The Enhanced Death Benefit provides that if the owner dies while the contract is in force and before the annuitization start date, the death benefit will be the greatest of the following specified amounts: (i) contract value after any rider charges have been deducted, (ii) the ROPP value, (iii) the MAV,
(iv) 5% accumulation death benefit floor, or (v) the Full Surrender Value. The mortality and risk fee for the Enhanced Death Benefit is 1.50% of average daily subaccount value.

     Upon spousal continuation, if the spouse chooses to continue the contract, the death benefit available for the spouse's beneficiaries depends on the spouse's age. If the spouse was age 79 or younger when the contract was continued, he or she will continue to be eligible for the Enhanced Death Benefit. If the spouse is over age 79, but younger than age 86 when the contract was continued, he or she will be eligible for the ROPP Death Benefit. If the spouse is age 86 or older when the contract was continued, he or she will be eligible for the CV Death Benefit.

     The death benefit may also change due to change of ownership and the death benefit available depends on the age of any owner. If all owners are age 79 or younger, the Enhanced Death Benefit will continue. If any owner is over age 79, but younger than age 86, the ROPP Death Benefit will apply. If any owner is older than age 85 immediately following the ownership change, the Enhanced Death Benefit will terminate and the CV death benefit will apply.

5. OPTIONAL FEATURES

     Contract owners who are age 85 or younger can also select one of the following optional features, available for an additional charge at contract issue:

     I. PURCHASE PAYMENT CREDIT FEATURE

     The Insurance Companies add a purchase payment credit to the contract for each purchase payment made during the first nine contract years (the "Purchase Payment Credit Period"). Any purchase payment credit is allocated to the contract value when the applicable purchase payment is applied, according to allocation instructions in effect for the purchase payments. Each purchase payment credit is a percentage of the applicable purchase payment. The purchase payment credit percentage depends on the contract year in which the payment is received. As shown in the table below, the current purchase payment credit percentage is generally declining with lesser percentages for purchase payments received after the second contract year.

Purchase Payment Credit Percentages:

Contract Year Payment Received   Credit Percentages
------------------------------   ------------------
               1                        6.00%
               2                        6.00%
               3                        5.00%
               4                        4.00%
               5                        3.00%
               6                        3.00%
               7                        2.00%
               8                        2.00%
               9                        1.00%
              10+                       0.00%

Similar to the Prior Contracts, purchase payment credits are considered earnings, not purchase payments.

     For the Contract with purchase payment credit feature, the Insurance Companies assess a charge of 0.60% of average daily subaccount value until the earliest of: 1) the 9th Contract anniversary, or 2) the Annuitization start date, or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

          I. RECAPTURE OF PURCHASE PAYMENT CREDITS

     The Insurance Companies may recapture and reverse purchase payment credits. The number of contract years during which purchase payment credit may be recaptured is the Recapture Period. Currently, the purchase payment Recapture Period is the first 9 contract years. During the Recapture Period, purchase payments surrendered which are subject to recapture are:

     a. if an owner takes a full or partial surrender, any purchase payments which could be subject to a surrender charge, except for payments or a portion of payments that have a waiver of surrender charges (as described on pgs.14-15 of this Application), or

     b. on the annuitization start date, all purchase payments not previously surrendered (subject to state restrictions).

     The amount of purchase payment credits to be recaptured is determined by multiplying the amount of each purchase payment surrendered which is subject to recapture, by the applicable purchase payment credit recapture percentage, and then totaling the recapture amounts. The purchase payment credit recapture percentage depends upon: 1) the contract year that the purchase payment being surrendered was received, and 2) the number of completed years since the purchase payment being surrendered was received. For Future Contracts, the maximum recapture charge may be up to 6% regardless of the contract year in which the purchase payment was received or number of years since the payment was received. The percentage amounts of the recapture charges, except in Connecticut and Florida, for the Current Contract are as follows:

     Purchase Payment Credit Recapture Percentage Applied to Each Purchase Payment Surrendered

                             Number of Completed Contract Years from Date of
                                           Each Purchase Payment
Contract Year      -------------------------------------------------------------------
Payment Received     0      1      2      3      4      5      6      7      8     9+
----------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
1                  6.00%  5.75%  5.50%  5.25%  4.75%  4.00%  3.25%  2.50%  1.25%  0.00%
2                  6.00%  5.75%  5.25%  4.75%  4.25%  3.50%  2.50%  1.25%  0.00%
3                  5.00%  4.75%  4.25%  3.75%  3.00%  2.25%  1.25%  0.00%
4                  4.00%  3.75%  3.25%  2.50%  1.75%  1.00%  0.00%
5                  3.00%  2.50%  2.25%  1.50%  1.00%  0.00%
6                  3.00%  2.50%  1.75%  1.00%  0.00%
7                  2.00%  1.50%  1.00%  0.00%
8                  2.00%  1.00%  0.00%
9                  1.00%  0.00%
10+                0.00%

     In Connecticut and Florida, the percentage amounts of the recapture are as follows:

     Purchase Payment Credit Recapture Percentage Applied to Each Purchase Payment Surrendered

                             Number of Completed Contract Years from Date of
                                              Each Purchase Payment
Contract Year      -------------------------------------------------------------------
Payment Received     0      1      2      3      4      5      6      7      8     9+
----------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
1                  3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
2                  3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
3                  3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
4                  3.25%  3.25%  3.25%  2.50%  1.75%  1.00%  0.00%
5                  3.00%  2.50%  2.25%  1.50%  1.00%  0.00%
6                  3.00%  2.50%  1.75%  1.00%  0.00%
7                  2.00%  1.50%  1.00%  0.00%
8                  2.00%  1.00%  0.00%
9                  1.00%  0.00%
10+                0.00%

The Insurance Companies will NOT recapture purchase payment credit for the following:

     a.   death benefit payments made in the event of the death of the owner; or

     b. a full surrender with waiver of surrender charges due to nursing home confinement, hospitalization or terminal illness; or

     c.   a partial surrender that is not subject to surrender charges; or

     d. surrenders or application of contract value to an annuity payment plan after spousal continuation, if no additional purchase payments are made; or

     e. surrenders or application of contract value to an annuity payment plan after continuation as an inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code, if no additional purchase payments are made; or

     f. surrenders or application of contract value to an annuity payment plan after the Recapture Period.

          II. REVERSAL OF PURCHASE PAYMENT CREDITS

     Similar to the Prior Contracts, purchase payment credits will be reversed from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

     Similar to the Prior Contracts, the amount returned under the free look provision also will not include any purchase payment credits applied to the contract, i.e., the purchase payment credit would be reversed. The free look period is the period during which an owner may return the Contract after it has been delivered and receive a full refund of the contract value, less the amount of any purchase payment credits. The Insurance Companies will not deduct any other charges, but the owner bears the investment risk from the time of purchase until he or she returns the Contract. The refund amount may be more or less than the Purchase Payment the owner made, unless the law requires that the full amount of the Purchase Payment be refunded.

     No purchase payment credits will be recaptured or reversed for the death benefit payments made in the event of the death of the owner or after the end of the Recapture Period.

          III SPOUSAL CONTINUATION

     If a surviving spouse elects to continue the contract under the spousal continuation provision, the purchase payment credit feature will continue as part of the contract until the end of the Purchase Payment Credit Period. Additional purchase payments made after the spousal continuation and during the Purchase Payment Credit Period will receive purchase payment credits. Surrenders and annuitizations within the original Recapture Period will be subject to recapture if they are associated with payments made after the spousal continuation. Insurance Companies will not recapture purchase payment credits on surrenders or annuitization associated with payments made prior to the spousal continuation. The fee will continue to be deducted until the end of the Purchase Payment Credit Period.

     The purchase payment credit feature is not available with the 4-year surrender charge option or Accumulation Protector Benefit rider.

     II. 4-YEAR SURRENDER CHARGE OPTION

     The 4-year surrender charge option has a reduced number of years each purchase payment is subject in comparison to the seven year surrender charge schedule available under the contract. For the Contract with the 4-year surrender charge option, the Insurance Companies assess a charge of 0.50% of average daily subaccount value until the earliest of: 1) the 4th Contract anniversary, or 2) the Annuitization start Date, or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

     The 4-year surrender charge option is not available with the purchase payment credit feature.

6. OPTIONAL BENEFITS

     I. OPTIONAL LIVING BENEFITS

Contract owners who are age 80 or younger can select one of the following optional living benefits, available for an additional charge:

          (I) SECURESOURCE STAGES 2 RIDER

     The SecureSource Stages 2 rider provides the lifetime benefit is established, a specified withdrawal amount annually for life of a single person (Single Life) or spouses jointly who are named at contract issue (Joint Life), even if the contract value is zero. This benefit offers a credit feature to help in low or poor performing markets and a step up feature to lock in contract anniversary gains. The SecureSource Stages 2 rider guarantees that the owner, regardless of investment performance, will be able to withdraw up to the lifetime benefit amount each contract year after the lifetime benefit is established. Subject to conditions and limitations, the rider also guarantees that the beneficiary will get back Purchase Payments made, increased by annual step-ups, through withdrawals over time. Subject to conditions and limitations, the lifetime benefit amount can be increased if a rider credit is available or the contract value has increased on a rider anniversary. The principal back guarantee (a guarantee that total withdrawals will not be less than Purchase Payments made, increased by annual step-ups, as long as there is no excess withdrawal or benefit reset) can also be increased if the contract value has increased on a rider anniversary. As long as the total withdrawals during the year do not exceed the lifetime benefit amount, surrender charge will not be assessed. If the owner withdraw a larger amount, the excess amount will be assessed any applicable surrender charges and benefits will be reduced in accordance with excess withdrawal processing. The SecureSource Stages 2 rider cannot be terminated except as follows: (1)SINGLE LIFE: a change of ownership that would result in a different covered person will terminate the rider; (2) SINGLE LIFE: after the death benefit is payable, will terminate the rider; (3) SINGLE LIFE: spousal continuation, will terminate the rider; (4) JOINT LIFE: After the death benefit is payable the rider will terminate if anyone other than a covered spouse continues the contract. However, if the covered spouse continues the contract as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, the rider will terminate; (5) On the annuitization start date, the rider will terminate; (6) Contract owner may terminate the rider if the annual rider fee after any increase is more than 0.25 percentage points higher than the fee before the increase; (7) When the contract value is reduced to zero and either the annual lifetime payment is not established or a withdrawal in excess of the remaining annual lifetime payment is taken, the rider will terminate; (8) Termination of the contract for any reason will terminate the rider.

     In exchange for the SecureSource Stages 2 riders, the Insurance Companies assess an annual charge not to exceed 1.75% (currently 0.95%) for the SecureSource Stages 2--Single Life rider and 2.25% (currently 1.15%) for the SecureSource Stages 2--Joint Life rider. The charge is based on the greater of the benefit base or the anniversary contract value, but not more than the maximum benefit base of $10,000,000(9).

          (II) SECURESOURCE STAGES NY RIDER

     The SecureSource Stages NY rider provides after the lifetime benefit is established, a specified withdrawal amount annually for life of a single person (Single Life) or spouses jointly who are named at contract issue (Joint Life), even if the contract value is zero. This benefit offers a credit feature to help in low or poor performing markets and a step up feature to lock in contract anniversary gains. The SecureSource Stages NY rider guarantees that the owner, regardless of investment performance, will be able to withdraw up to the lifetime benefit amount each contract year after the lifetime benefit is established. Subject to conditions and limitations, the rider also guarantees that the beneficiary will get back Purchase Payments made, increased by annual step-ups, through withdrawals over time. Subject to conditions and

----------
(9) The Insurance Companies may increase the annual rider fee at their discretion and on a nondiscriminatory basis. The annual rider fee will increase if an increase to the fee is declared with written notice 30 days in advance except as described below. The new fee will be in effect on the date it is declared in the written notice.

Contract owner can decline this increase and therefore all future fee increases if the Insurance companies receive the written request prior to the date of the fee increase, in which case the contract owner permanently relinquish:

     (i) all future annual step-ups, and for the Joint Life rider, spousal continuation step-ups,

     (ii) any ability to make additional purchase payments,

     (iii) any future rider credits, and the credit base (CB) will be permanently reset to zero,

     (iv) any increase to the lifetime payment percentage due to changing age bands on subsequent birthdays and rider anniversaries, and birthdays and rider anniversaries, and

     (v) the ability to change the investment option to one that is more aggressive than the current investment option. Any change to a less aggressive investment option will further limit the investment options available to the then current and less aggressive investment options.

Contract owner can terminate this rider if the annual rider fee after any increase is more than 0.25 percentage points higher that the fee before the increase and if the Insurance Companies receive written request to terminate the rider prior to the date of the fee increase.

The annual rider fee may increase if contract owner elects to change to a more aggressive investment option than the current investment option and if the new investment option has a higher current annual rider fee. The annual rider fees associated with the available investment option may change at our discretion, however these changes will not apply to this rider unless contract owner changes the current investment option to a more aggressive one. The new fee will be in effect on the valuation date we receive your written request to change your investment option. You cannot decline this type of fee increase. To avoid it, contract owner must stay in the same investment option or move to a less aggressive one. Also, this type of fee increase does not allow contract owner to terminate the rider.

limitations, the lifetime benefit amount can be increased if a rider credit is available or the contract value has increased on a rider anniversary. The principal back guarantee (a guarantee that total withdrawals will not be less than Purchase Payments made, increased by annual step-ups, as long as there is no excess withdrawal or benefit reset) can also be increased if the contract value has increased on a rider anniversary. As long as the total withdrawals during the year do not exceed the lifetime benefit amount, surrender charge will not be assessed. If the owner withdraws a larger amount, the excess amount will be assessed any applicable surrender charges and benefits will be reduced in accordance with excess withdrawal processing. The SecureSource Stages NY rider cannot be terminated except as follows: (1) SINGLE LIFE: a change of ownership that would result in a different covered person will terminate the rider; (2) JOINT LIFE: a change of ownership that would result in a different covered spouse will terminate the rider; (3) SINGLE LIFE: after the death benefit is payable, will terminate the rider; (4) SINGLE LIFE: spousal continuation, will terminate the rider; (5) JOINT LIFE: After the death benefit is payable the rider will terminate if anyone other than a covered spouse continues the contract. However, if the covered spouse continues the contract as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, the rider will terminate; (6) On the annuitization start date, the rider will terminate; (7) Contract owner may terminate the rider if the annual rider fee after any increase is more than 0.25 percentage points higher than the fee before the increase; (8) When the contract value is reduced to zero and either the annual lifetime payment is not established or a withdrawal in excess of the remaining annual lifetime payment is taken, the rider will terminate; (9) Termination of the contract for any reason will terminate the rider.

     In exchange for the SecureSource Stages NY riders, the Insurance Companies assess an annual charge not to exceed 1.75% (currently 1.00%). The charge is based on the greater of the benefit base or the anniversary contract value, but not more than the maximum benefit base of $10,000,000(9).

          (III) ACCUMULATION PROTECTOR BENEFIT RIDER

     Accumulation Protector Benefit rider provides a guaranteed contract value at the end of a 10-year waiting period regardless of the volatility inherent in the investments in the subaccounts. The Accumulation Benefit riders may provide a one-time adjustment to the contract value at the end of the specified waiting period on the benefit date if the contract value is less than the Minimum Contract Accumulation Value (an amount calculated under the Accumulation Protector Benefit rider). In exchange for the Accumulation Protector Benefit rider, the Insurance Companies assess an annual charge not to exceed 1.75% (currently 1.50%) charged annually as a percentage of the contract value or the minimum contract accumulation value, whichever is greater.

     The rider will terminate before the benefit date without paying a benefit on the date when: (1) contract owner take s a full surrender; (2) annuitization begins; (3) the contract terminates as a result of the death benefit being paid; or (4) a beneficiary elects an alternative payment plan which is an inherited IRA. The rider will terminate on the benefit date. This rider is currently not available with the purchase payment credit feature.

     The Insurance Companies reserve the right to add new or enhanced living benefits to the Contracts.

     II. OPTIONAL ADDITIONAL DEATH BENEFITS

     Contract owners, who are age 75 or younger at contract issue, can also select one of the following two available death benefit options, each of which assesses an additional annual charge. These optional death benefits are not currently offered with the RiverSource Life of New York Contract.

          I. BENEFIT PROTECTOR DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

     The Benefit Protector is intended to provide an additional benefit to beneficiary to help offset expenses after the owner's death such as funeral expenses or federal and state taxes. The Benefit Protector provides that if the owner dies after the first rider anniversary, but before the annuitization start date, and while the contract is in force, RiverSource Life will pay the beneficiary the applicable death benefit, plus: 40% of earnings at death if the owner was under age 70 on the rider effective date; or 15% of earnings at death if the owner was 70 or older on the rider effective date. The RiverSource Life will deduct an annual charge of 0.25% of the contract value on the contract anniversary.

     The Benefit Protector automatically terminates on the annuitization start date, or when the death benefit is payable, unless the spouse continues the contract under spousal continuation provision. The Benefit Protector also will terminate: (i) at the election of the owner within 30 days of the first rider anniversary; (ii) at the election of the owner within 30 days of any contract anniversary beginning with the seventh; (iii) when the owner takes a full surrender from the Contract; (iv) for a spousal continuation or ownership change if the spouse or new owner is age 76 or older at the time of the change; (v) upon ownership change or spousal continuation, the new owner or spouse who are age 75 or younger may terminate the rider within 30 days following the effective date of the spousal continuation or an ownership change; or (vi) when a beneficiary elects an alternative payment plan which is an inherited IRA.

     Under spousal continuation provision, if the spouse is the sole beneficiary and the owner dies before the annuitization start date, the spouse may keep the contract as owner. The spouse will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract and the age of the new spouse at the time of the change will be used to determine the earnings at death percentage going forward. If the spouse does not qualify for the rider on the basis of age the rider will be terminated. If they do qualify for the rider on the basis of age the contract value will be set equal to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value) and this new contract value will be substituted on the date of death for "remaining purchase payments" used in calculating earnings at death. Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.

     After a covered life change other than a spouse that continues the contract, all owners will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract and the age of the owner at the time of the change will be used to determine the earnings at death percentage going forward. If any owner does not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will substitute the contract value on the date of the ownership changes for remaining purchase payments used in calculating earnings at death.

          II. BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR
PLUS)

     The Benefit Protector Plus is intended to provide an additional benefit to beneficiary to help offset expenses after the owner's death such as funeral expenses or federal and state taxes. The Benefit Protector Plus provides that if the owner dies after the first rider anniversary, but before the annuitization start date, and while the contract is in force, RiverSource Life will pay the beneficiary the benefits payable under the Benefit Protector described above, plus a percentage of purchase payments made within 60 days of contract issue not previously surrendered as follows:

                                       PERCENTAGE IF THE OWNER IS                 PERCENTAGE IF THE OWNER IS
RIDER YEAR WHEN DEATH OCCURS;   UNDER AGE 70 ON THE RIDER EFFECTIVE DATE   70 OR OLDER ON THE RIDER EFFECTIVE DATE
-----------------------------   ----------------------------------------   ---------------------------------------
One and Two                                         0%                                         0%
Three and Four                                     10%                                      3.75%
Five or more                                       20%                                       7.5%

     The RiverSource Life will deduct an annual charge of 0.40% of the contract value on the contract anniversary. The Benefit Protector Plus automatically terminates on the annuitization start date, or when the death benefit is payable. The Benefit Protector Plus also will terminate: (i) at the election of the owner within 30 days of the first rider anniversary; (ii) at the election of the owner within 30 days of any contract anniversary beginning with the seventh;
(iii) when the owner takes a full surrender from the Contract; (iv) if the spouse continues the Contract; (v) if there is an ownership change; or (vi) when a beneficiary elects an alternative payment plan which is an inherited IRA.

     Under spousal continuation provision, if the spouse is the sole beneficiary and the owner dies before the annuitization start date, the spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid without regard to the Full Surrender Value. Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.

7. PORTFOLIO NAVIGATOR PROGRAM (PN PROGRAM)

     The Insurance Companies currently offer the PN program which allows contract owners to allocate contract value to one of five funds of funds each of which has a particular investment objective and invests in underlying funds. Contract owners are required to participate in the PN program if they elect one of the optional living benefit riders described above. If the contract does not include one of these riders contract owners also may choose to allocate the contract value to the funds of funds without participating in the PN program. The PN program information, including the terms of the PN program, is fully described in the Contract prospectus.

8. ANNUITY PAYOUT PLANS

     The Contracts offer a number of annuity payout plans with payouts available on a fixed or variable basis or a combination of both. These annuity payout plans include the following: (A) life annuity - no refund; (B) life annuity with five, ten, 15 years or 20 years certain; (C) life annuity - installment refund;
(D) joint and last survivor life annuity - (i) no refund; or (ii) with 20 years certain; and (E) payouts for a specified period. The Insurance Companies also may agree to other payout arrangements.

9. OTHER CONTRACT FEATURES

     The Contracts offer a number of additional features such as dollar-cost averaging programs and asset rebalancing programs. The Insurance Companies reserve the right to add new or enhanced features to the Contracts.

C. THE RIVERSOURCE OF NY CONTRACT

     The RiverSource of NY Contract is identical to the RiverSource Life Contract in the operation of purchase payment credit feature with the following exceptions:

          - The percentage amounts of the purchase payment credit recapture charges are as follows:

             Purchase Payment Credit Recapture Percentage Applied to
                        Each Purchase Payment Surrendered

                              Number of Completed Contract Years from Date of
                                           Each Purchase Payment
Contract Year      ---------------------------------------------------------------------
Payment Received     0       1       2       3       4       5       6       7       8
----------------   -----   -----   -----   -----   -----   -----   -----   -----   -----
1                  3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%
2                  3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%   0.00%
3                  3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%   0.00%
4                  3.25%   3.25%   3.25%   2.50%   1.75%   1.00%   0.00%
5                  3.00%   2.50%   2.25%   1.50%   1.00%   0.00%
6                  3.00%   2.50%   1.75%   1.00%   0.00%
7                  2.00%   1.50%   1.00%   0.00%
8                  2.00%   1.00%   0.00%
9                  1.00%   0.00%
10+                0.00%

          - RiverSource of NY will not recapture purchase payment credit on the annuitization start date.

                II. ANALYSIS IN SUPPORT OF REQUEST FOR EXEMPTION

     Section 6(c) of the 1940 Act ("the Act") authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     Applicants request that the Commission, pursuant to Section 6(c) of the Act, grant the exemptions requested below with respect to the Contracts and any Future Contracts funded by the Separate Accounts or Other Accounts that are issued by the Insurance Companies and underwritten or distributed by the RiverSource Distributors or Affiliated Broker-Dealer(10) Applicants undertake that Future Contracts funded by the Separate Accounts or Other Accounts, in the future, will be substantially similar in all material respects to the Contracts. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     Applicants seek exemption pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27 (i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit the Insurance Companies to return the contract value less the full amount of the purchase payment credits when the Contract owner exercises the right to return the Contract under the free look provision of the Contract and to recapture the purchase payment credits in accordance with the Contract Recapture Charge schedules, in the following instances:

          - for surrenders, including partial surrenders, except for those taken under the waiver of surrender provisions; and

          -    on the annuitization start date, if within the Recapture Period.

     The Insurance Companies provide the purchase payment credit amounts from its respective general accounts on a guaranteed basis. Thus, the Insurance Companies undertake a

----------
(10) With respect to exemptive relief precedent for additional principal underwriters or distributors, see, e.g., American Skandia Life Assurance Corporation, Investment Company Act Release Nos. 21729 (Feb. 5, 1996) (Notice) and 21804 (Mar. 5, 1996) (Order); and Fidelity Investment Life Insurance Company, Investment Company Act Release Nos. 20668 (Oct. 31,
     1994) (Notice) and 20736 (Nov. 28, 1994) (Order).

financial obligation that contemplates the retention of the Contracts by its owners over an extended period, consistent with the long-term nature of retirement planning. The Insurance Companies generally expect to recover its costs, including purchase payment credit amounts, over an anticipated duration while a Contract is in force. Purchase payment credit amounts could not be recovered by the Insurance Companies absent the recaptures or reversals for which exemptive relief is requested, which would preclude the offering of the Contracts unless other charges were altered significantly.

     With respect to refunds paid upon the return of the Contract within the free-look period, the amount payable to the Insurance Companies must be reduced by the allocated purchase payment credit. Otherwise, purchasers could apply for the Contract for the sole purpose of exercising the free look refund provisions and making a quick profit.

     The Commission has previously granted similar exemptive relief to permit the issuance of variable annuity contracts providing for the recapture of credit amounts which are based on a declining schedule and when aggregated with applicable surrender charges, reach the levels described herein upon a range of varying events, including free-look periods, specified events such as death or disability, partial withdrawals and surrenders.(11)

     For the reasons set forth herein, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

----------
(11) See e.g., Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009)
     (Order); ING USA Annuity and Life Insurance Company, et al. Investment Company Act Release Nos. 28646 (Mar. 20, 2009) (Notice) and 28687 (Apr. 3,
     2009) (Order); ING USA Annuity and Life Insurance Company, et al. Investment Company Act Release Nos. 28646 (Mar. 13, 2009) (Notice) and 28687 (Apr. 3, 2009) (Order); Prudential Annuities Life Assurance Corporation, et al., Investment Company Act Release Nos. 28354 (Aug. 8,
     2008) (Notice) and 28373 (Sept. 3, 2008) (Order); Pruco Life Insurance Company, et al., Investment Company Release Nos. 28180 (Mar. 4, 2008) (Notice) and 28231 (Apr. 1, 2008) (Order); Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007) (Order); Jackson National Life Insurance Company, Investment Company Act Release Nos. 27603 (Dec. 19,
     2006) (Notice) and 27660 (Jan. 16, 2007) (Order); Merrill Lynch Life Insurance Company, et al., Investment Company Act Release Nos. 27468 (Aug. 28, 2006) (Notice) and 27498 (Sept. 26, 2006) (Order); American Skandia Life Assurance Corporation, et al. Investment Company Act Release Nos. 25373 (January 22, 2002) (Notice) and 25423 (Feb. 20, 2002) (Order);
     American Skandia Life Assurance Corporation, et al. Investment Company Act Release Nos. 25598 (May 30, 2002) (Notice) and 25639 (Jun. 26, 2002)
     (Order); and The Penn Mutual Life Insurance Company, et al., Investment Company Act Rel. Nos. 24685 (Oct. 11, 2000) (Notice) and 24731 (Nov. 7,
     2000) (Order).

A. SECTIONS 27(I)(2)(A) AND 2(A)(32)

     Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for such a separate account or sponsoring insurance company to sell a contract funded by the registered separate account unless such contract is a redeemable security.(12) Section 2(a)(32) defines "redeemable security" as any security, other than short-term paper, under the terms of the which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

The recapture or reversal of the purchase payment credit in the circumstances set forth in this Application would not deprive an owner of his or her proportionate share of the issuer's current net assets. As described above, the purchase payment credit Recapture Charge schedule is consistent with the amounts permitted under contracts for which the Commission has previously granted orders of exemption, including contracts that provide for differing rates of credits on premium depending on the year of payment. Although, there is no explicit precedent for recapture of purchase payment credit based on the contract year that the premium was received, as well as the year since it was received, the purchase payment credit Recapture Charge schedule, as so computed, does not exceed the amounts previously permitted by the Commission. Applicants also note that the combined deductions for the surrender charges and the purchase payment credit Recapture Charge are comparable to combined charges of contracts for which the Commission has recently granted relief.(13)

----------
(12) Section 27(i) also requires the sponsoring insurance company to comply with
     Section 26(e) and any rules or regulations there under. There are currently no rules or regulations that have been promulgated pursuant to Section 26(e). Each Insurance Company will comply with Section 26(e) and will represent in the registration statement for its Contracts on Form N-4 (incorporated by reference herein) that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by that Insurance Company.

(13) Jackson National Life Insurance Company, Investment Company Act Release Nos. 28890 (Aug. 27, 2009) (Notice) and 28907 (Sept. 22, 2009) (Order);
     Minnesota Life Insurance Company, et al., Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (Notice) and 27979 (Sept. 25, 2007 (Order).

     A Contract owner's interest in the amount of the purchase payment credit allocated to his or her contract value upon receipt of a premium payment is not fully vested until nine complete years following a premium payment. Until or unless the amount of any purchase payment credit is vested, the Insurance Companies retain the right and interest in the purchase payment credit amount, although not in the earnings attributable to that amount. Thus, when one of the Insurance Companies recaptures or reverses any purchase payment credit it is simply retrieving its own assets, and because a Contract owner's interest in the purchase payment credit is not vested, the Contract owner has not been deprived of a proportionate share of the Account's assets, i.e., a share of the Account's assets proportionate to the Contract owner's contract value.

     It also would be patently unfair to allow a Contract owner exercising the free-look privilege to retain the purchase payment credit amount under a Contract that has been returned for a refund after a period of only a few days. If the Insurance Companies could not recapture or reverse the purchase payment credit, individuals could purchase a Contract with no intention of retaining it and simply return it for a quick profit.

     Furthermore, the recapture of the purchase payment credit relating to surrenders and to income payments within the first nine years of a premium contribution (see the purchase payment credit Recapture Charge schedules) is designed to protect the Insurance Companies against Contract owners not holding the Contract for a sufficient time period. It provides the Insurance Companies with sufficient time to recover the cost of the purchase payment credit(14) and to avoid the financial detriment that would result from a shorter recapture period. Again, it should be noted that the amounts to be recaptured or reversed would be provided by each Insurance Company from its own general account assets, but any gain would remain part of the Contract owner's contract value.

     Applicants represent that it is not administratively feasible to track the purchase payment credit amount in the Separate Accounts after the purchase payment credit (s) is applied. Accordingly, the asset-based charges applicable to the Separate Accounts will be assessed against the entire amounts held in the Separate Accounts, including any purchase payment credit

----------
(14) Insurance Companies intends to recover the cost of the purchase payment credit feature applied through certain charges imposed under the Contracts, as described in section II. A. above.

amounts. As a result, the aggregate asset-based charges assessed will be higher during the Credit Period than those that would be charged if the Contract owner's contract value did not include any purchase payment credit.

     For the foregoing reasons, Applicants believe that the provisions for recapture or reversal of any purchase payment credit under the Contracts do not violate Sections 2(a)(32) and 27(i)(2)(A) of the Act. Applicants believe that a contrary conclusion would be inconsistent with a stated purpose of the National Securities Markets Improvement Act of 1996 ("NSMIA"), which is to amend the Act to "provide more effective and less burdensome regulation." Sections 26(e) and 27(i) were added to the Act to implement the purposes of NSMIA and Congressional intent. The application of a purchase payment credit to premium payments made under the Contracts should not raise any questions as to compliance by the Insurance Companies with the provisions of Section 27 (i). However, to avoid any uncertainty as to full compliance with the Act, Applicants request an order granting an exemption from Sections 2(a)(32) and 27(i)(2)(A), to the extent deemed necessary, to permit the recapture or reversal of purchase payment credits (in accordance with the purchase payment credit Recapture Charge schedules beginning on page 15) under the circumstances described in this Application, without the loss of relief from Section 27 provided by Section 27(i).

B. SECTION 22(C) AND RULE 22C-1

     Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a). Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     The Insurance Companies' recapture or reversal of the purchase payment credit might arguably be viewed as resulting in the redemption of redeemable securities for a price other than one based on the current net asset value of the Separate Accounts. Applicants believe, however, that the recapture or reversal of the purchase payment credit does not violate Rule 22c-1.

     The recapture or reversal of some or all of purchase payment credit amounts does not involve either of the evils that Section 22(c) and Rule 22c-1 were intended to eliminate or reduce as far as reasonably practicable, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices.(15) These evils were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.

     The proposed recapture or reversal of purchase payment credit amounts does not pose such a threat of dilution. To effect a recapture or reversal of a purchase payment credit, the Insurance Companies will redeem interests in a Contract owner's account at a price determined on the basis of the current net asset value of that account. The amount recaptured or reversed will be less than or equal to the amount of the purchase payment credit that the Insurance Companies paid out (see the purchase payment credit Recapture Charge schedules stated in this Application) of their general account assets.

     Although Contract owners will be entitled to retain any investment gains attributable to the purchase payment credit and to bear any investment losses attributable to the purchase payment credit, the amount of such gains or losses will be determined on the basis of the current net asset values of the Accounts. Thus, no dilution will occur upon the recapture or reversal of the purchase payment credit.

     Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture or reversal of the purchase payment credit.

     Because neither of the harms that Rule 22c-1 was meant to address is found in the recapture or reversal of purchase payment credit amounts, Rule 22c-1 should not apply to any purchase payment credit. However, to avoid any uncertainty as to full compliance with Rule 22c-1, Applicants request an order granting an exemption from the provisions of Rule 22c-1 to the extent deemed necessary to permit them to recapture or reversal purchase payment credit amounts under the Contracts.

C. REQUEST FOR ORDER

     Applicants request an order granting exemptions pursuant to Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit Applicants to issue and offer the Contracts and Future Contracts that provide for the recapture or reversal of any purchase payment credit amounts as described herein (please see the description of the recapture charge in this Application), Applicants represent that purchase payment credit amounts will be attractive to and in the interest of investors. In addition, the owner will retain any earnings attributable to the purchase payment credit recaptured or reversed, as well as the principal of the purchase payment credit amount once vested.

                                 III. CONCLUSION

     Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any persons, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit, for the reasons stated herein, that their exemptive requests meet the standards set out in Section 6(c) and that an Order should, therefore, be granted.

----------
(15) See Adoption of Rule 22c-1 under the 1940 Act, Investment Company Release No. 5519 (Oct. 16, 1968).

     Applicants further submit that extending the requested relief to encompass Future Contracts and Other Accounts is appropriate in the public interest because it promotes competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications prior to introducing new variable annuity contracts. Investors would receive no benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issues under the Act not already addressed in this Application.

                             IV. PROCEDURAL MATTERS

     All requirements of Applicants' Articles and By-Laws have been complied with in connection with the execution and filing of this Application. The Authorizations and Verifications by Applicants pursuant to Rules 0-2 (c) and (d) under the 1940 Act are set forth immediately below. Applicants have adopted resolutions that authorize the filing of this Application. Copies of the authorizations of Applicants are attached as Exhibits A through F.

     Applicants respectfully submit that all requirements for the execution and filing of this Application have been complied with and that the persons signing and filing this Application on behalf of Applicants are duly authorized to do so. Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

                                   SIGNATURES

     RiverSource Life Insurance Company and RiverSource Life insurance Co. of New York have authorized this Application to be duly signed on their behalf and on behalf of the RiverSource Variable Annuity Account and RiverSource of New York Variable Annuity Account 2 on the 8th day of October, 2010.

                                        RiverSource Life Insurance Company
                                        RiverSource Variable Annuity Account

                                        RiverSource Life Insurance Co. of
                                        New York
                                        RiverSource of New York Variable Annuity
                                        Account 2


                                        /s/ Rodney J. Vessels
                                        ----------------------------------------
                                        Rodney J. Vessels
                                        Assistant General Counsel and
                                        Assistant Secretary

RiverSource Distributors, Inc. has authorized this Application to be duly signed on its behalf in the State of Minnesota on the 8th day of October, 2010.

                                        RIVERSOURCE DISTRIBUTORS, INC.


                                        /s/ Bruce H. Saul
                                        ----------------------------------------
                                        Bruce H. Saul
                                        Chief Counsel

                                  EXHIBIT LIST

Exhibit A.   Authorization and Signatures for RiverSource Life Insurance
             Company and RiverSource Variable Annuity Account - Attached hereto.

Exhibit B.   Verification for RiverSource Life Insurance Company and
             RiverSource Variable Annuity Account - Attached hereto.

Exhibit C.   Authorization and Signatures for RiverSource Life Insurance Co.
             of New York and RiverSource of New York Variable Annuity Account 2
             - Attached hereto.

Exhibit D.   Verification for RiverSource Life Insurance Co. of New York and
             RiverSource of New York Variable Annuity Account 2 - Attached
             hereto.

Exhibit E.   Authorization and Signatures for RiverSource Distributors, Inc.
             - Attached hereto.

Exhibit F.   Verification for RiverSource Distributors, Inc. - Attached
             hereto.

EXHIBIT A

                          AUTHORIZATION AND SIGNATURES

     Under the current Articles and By-Laws of RiverSource Life Insurance Company ("RiverSource Life"), the business and affairs of its RiverSource Variable Annuity Account ("RiverSource Account"), as a unit investment trust, are conducted by RiverSource Life, as issuer of contracts supported by the RiverSource Account, pursuant to its Articles and By-Laws. In accordance with the aforesaid Articles and By-Laws, a resolution was adopted by a vote of the Board of Directors of RiverSource Life authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application for Exemptive Order. A copy of this resolution is incorporated herein. RiverSource Life, on behalf of itself, the RiverSource Account and any other separate account to be established by RiverSource Life, has caused this Application to be duly signed in the City of Minneapolis and State of Minnesota on the 7th day of October, 2010.

                                        RIVERSOURCE LIFE INSURANCE COMPANY
                                        ON BEHALF OF ITSELF,

                                        RIVERSOURCE VARIABLE ANNUITY ACCOUNT,
                                        AND

                                        ANY OTHER SEPARATE ACCOUNT TO
                                        BE ESTABLISHED BY RIVERSOURCE LIFE
                                        INSURANCE COMPANY


                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Director and Executive Vice
                                            President - Annuities

EXHIBIT B

                                  VERIFICATION

State of Minnesota )
                   ) SS:
County of Hennepin )

     The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated Oct. 7, 2010, for and on behalf of RiverSource Life Insurance Company ("RiverSource Life") (acting both for itself and as issuer of contracts supported by RiverSource Variable Annuity Account and any other separate account to be established by RiverSource Life); that he is Executive Vice President - Annuities of RiverSource Life; and that all action by the members of the Board of Directors of RiverSource Life necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Director and Executive Vice
                                            President - Annuities

Subscribed and sworn to
before me this 7th day of
October, 2010.


--------------------------
Notary Public

EXHIBIT C

                          AUTHORIZATION AND SIGNATURES

     Under the current Articles and By-Laws of RiverSource Life Insurance Co. of New York ("RiverSource Life of NY"), the business and affairs of its RiverSource of New York Variable Annuity Account 2 ("RiverSource of New York Account 2"), as a unit investment trust, are conducted by RiverSource Life of NY, as issuer of contracts supported by the RiverSource of New York Account 2, pursuant to its Articles and By-Laws. In accordance with the aforesaid Articles and By-Laws, a resolution was adopted by a vote of the Board of Directors of RiverSource Life of NY authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application. A copy of this resolution is incorporated herein. RiverSource Life of NY, on behalf of itself, the RiverSource of New York Account 2 and any other separate account to be established by RiverSource Life of NY, has caused this Application to be duly signed in the City of Minneapolis and State of Minnesota on the 7th day of October, 2010.

                                        RIVERSOURCE LIFE INSURANCE CO. OF
                                        NEW YORK ON BEHALF OF ITSELF,

                                        RIVERSOURCE OF NEW YORK VARIABLE ANNNITY
                                        ACCOUNT 2, AND

                                        ANY OTHER SEPARATE ACCOUNT TO
                                        BE ESTABLISHED BY RIVERSOURCE LIFE
                                        INSURANCE CO. OF NEW YORK


                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Director and Senior Vice President
                                            - Annuities

EXHIBIT D

                                  VERIFICATION

State of Minnesota )
                   ) SS:
County of Hennepin )

     The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated Oct. 7, 2010, for and on behalf of RiverSource Life Insurance Co. of New York ("RiverSource Life of NY") (acting both for itself and as issuer of contracts supported by the RiverSource of New York Variable Annuity Account 2 and any other separate account to be established by RiverSource Life of NY); that he is Senior Vice President - Annuities of RiverSource Life of NY; and that all action by the members of the Board of Directors of RiverSource Life of NY necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Director and Senior Vice President
                                            - Annuities

Subscribed and sworn to
before me this 7th day of
October, 2010.


--------------------------
Notary Public

EXHIBIT E

                          AUTHORIZATION AND SIGNATURES

     As principal underwriter and general distributor for the RiverSource Variable Annuity Account and RiverSource of New York Variable Annuity Account 2, RiverSource Distributors, Inc. ("RiverSource Distributors") has the power to file this Application for an Exemptive Order. All the requirements of the Articles and By-Laws of RiverSource Distributors have been complied with in connection with the execution and filing of this Application. RiverSource Distributors has caused this Application to be duly signed on its behalf, in the City of Minneapolis and State of Minnesota on the 7th day of October, 2010.

                                        RIVERSOURCE DISTRIBUTORS, INC.


                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Vice President

EXHIBIT F

                                  VERIFICATION

State of Minnesota )
                   ) SS:
County of Hennepin )

     The Undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated Oct. 7, 2010, for and on behalf of RiverSource Distributors, Inc. ("RiverSource Distributors"); that he is Vice President of RiverSource Distributors; and that all action by the members of the Board of Directors of RiverSource Distributors necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ Gumer C. Alvero
                                            ------------------------------------
                                            Gumer C. Alvero
                                            Vice President

Subscribed and sworn to
before me this 7th day of
October, 2010


--------------------------
Notary Public


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